

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2024

Troy Anderson
Executive Vice President and Chief Financial Officer
Universal Technical Institute, Inc.
4225 East Windrose Drive, Suite 200
Phoenix, AZ 85032

> **Re: Universal Technical Institute, Inc.**
>   **Form 10-K for Fiscal Year Ended September 30, 2023**
>   **File No. 001-31923**

Dear Troy Anderson:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services